SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports 225% Increase in Second Quarter Net Income
Net Operating Revenues grew 21%; Net Margin increased to 19%

São Paulo, August 10, 2004 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, today announced its results for the second quarter of 2004 (2Q04). The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP and in Brazilian reais (R$), and comparisons refer to the second quarter of 2003 (2Q03).

OPERATING & FINANCIAL HIGHLIGHTS

  RPKs increased 23.3% from 1,155 million in 2Q03 to 1,423 million in 2Q04;
  Load factor increased 6.3 percentage points to 68.9%;
  Yield remained stable at 26.3 cents of real and RASK increased 8.0% to 18.7 cents of real;
  Operating revenues for the quarter totaled R$385.5 million, representing growth of 20.9%;
  Operating income in the quarter was R$92.8 million, resulting in a 24.1% operating margin;
  Domestic share for the quarter was 21.5% compared to 19.8% in the previous year;
  EBITDAR increased by 21.7% to R$146.9 million, equivalent to an EBITDAR margin of 38.1%;
  Net income for the quarter was R$73.2 million, representing earnings of R$0.42 per diluted share;
  Completion of scheduled flights and on-time arrivals averaged 97% and 98%; respectively, during 2Q04;
  Passenger complaints and lost baggage averaged 2.5 and 2.0, per 1,000 passengers, respectively, during the 2Q04;
  Bookings through our website reached 76% in the quarter;
  Cash as a percentage of annualized Net Revenues grew to 45.1%.
Financial & Operating Highlights (US GAAP)	2Q04	2Q03	% Change
RPKs (millions)	1,423	1,155	+23.3%
ASKs (millions)	2,065	1,845	+11.9%
Load Factor	68.9%	62.6%	+6.3 p.p.
Passenger Revenue per ASK (R$ cents)	18.1	16.8	+7.9%
Operating Revenue per ASK (R$ cents) (“RASK”)	18.7	17.3	+8.0%
Operating Cost per ASK (R$ cents) (“CASK”)	14.2	13.3	+6.3%
Breakeven Load Factor	54.0%	49.8%	+4.2 p.p.
Net Revenues (R$ million)	385.5	318.9	+20.9%
EBITDAR (R$ million)	146.9	120.8	+21.7%
EBITDAR Margin	38.1%	37.9%	+0.2 p.p.
Net Income (R$ million)	73,2	22,5	+225%
Net Earnings per Share (R$)	R$0.42	R$0.13	+214%
Net Earnings per ADS Equivalent (US$)	US$0.27	US$0.09	+198%

MANAGEMENT’S COMMENTS ON 2Q04 RESULTS

“The second quarter of 2004 was an extremely successful period for GOL. During the April to June period, we signed an important contract with Boeing for the purchase of up to 43 737-800 NG aircraft and successfully completed our initial public offering and listing on both the NYSE and the Bovespa,”commented Constantino de Oliveira Junior, GOL’s CEO.

“We saw an increase of 21% in net operating revenues this quarter compared with the same period in 2003, primarily due to a 14% increase in departures, the addition of 29 new flight frequencies, and a continuing strong demand for our night flights”, Mr. Oliveira continued. “In what is typically the weakest seasonal quarter of the year in Brazil, our load factor increased 6.3 percentage points and our aircraft utilization increased from 12.6 to 13.3 block hours per day.”

Looking forward, GOL expects to expand its operations in the second half of 2004 by adding more flights on existing domestic routes, adding new destinations in Brazil and expanding into high-traffic centers in other South American countries. For the third quarter of 2004, GOL has obtained approvals to add four new domestic destinations: Porto Velho and Rio Branco in the Amazon region, and Joinville and Uberlândia in Southeastern Brazil.

In addition, GOL recently received designation from the CERNAI, Brazil’s international aviation authority, to start regular flight operations to Buenos Aires, and plans to operate two international flights per day by the end of the year. GOL plans to increase its capacity by 15% with the addition of up to five new aircraft in the second half of 2004, three of which will be put into service in August.

GOL expects its costs per available seat kilometer in reais to increase in 2004, influenced by higher jet fuel prices and the depreciation of the real against the US dollar. However, higher costs are expected to be partially offset by an increase in projected available seat kilometers, thereby further spreading fixed costs over higher capacity. “We plan to continue to use our jet fuel and foreign exchange hedging programs to help protect against short-term movements in crude oil prices and the real to US dollar exchange rate”, commented Richard Lark, GOL’s CFO.

REVENUES

Net operating revenues increased 20.9% or R$66.7 million, to R$385.5 million, due primarily to higher revenue passenger kilometer, as yield remained fairly stable. Passenger revenue growth was due to a 13.9% increase in departures and a 6.3 percentage point increase in load factor from 62.6% to 68.9%. The increase in departures was driven by the addition of 29 new flight frequencies, and the increase in load factor was helped by the continued strong demand for night flights, which also helped increase daily aircraft utilization from 12.6 to 13.3 block hours.

Our revenue passenger kilometer growth of 23.3%, over two times that of the domestic airline industry, resulted in a higher market share for GOL, reaching 21.5% in 2Q04 compared to 19.8% for the second quarter of 2003. GOL’s strategy remains focused on increasing the size of the market demand in Brazil for air travel, as over 15% of GOL’s clients are first-time fliers.

Yield was 26.3 cents of real per passenger kilometer, as average fares were reduced slightly from R$184 to R$181. The 7.9% increase in GOL’s passenger revenues per seat kilometer to 18.1 cents of real is evidence of GOL’s effective route and revenue management strategies that balance routes, fares and load factors.

Total operating revenue per available seat kilometer (“RASK”) increased 8.0% to 18.7 cents of real in the quarter compared to 17.3 cents of real in the second quarter of 2003. Other revenue grew from R$9.3 million to R$11.7 million due primarily to increases in revenues from our cargo service operations.

OPERATING EXPENSES

Operating expenses increased 19.0%, or R$46.7 million, to R$292.8 million, due primarily to the operation of one additional aircraft, increased flight departures and an increase in our fuel expenses and sales and marketing expenses.

Operating capacity increased 11.9% to 2.07 billion available seat kilometers due to scheduled capacity increases and an increase in aircraft utilization from 12.6 block hours per day to 13.3 hours.

Operating expenses per available seat kilometer (“CASK”) increased 6.3% to 14.2 cents of real, primarily as a result of a 30.1% increase in aircraft fuel expenses, a 28.9% increase in salaries, wages and benefits, a 20.8% increase in sales and marketing expenses, and a 1.8% depreciation of the real against the dollar, partially offset by spreading fixed expenses over a greater number of ASKs and a reduction in aircraft insurance premiums. Breakeven load factor increased from 49.8% to 54.0%, due mainly to higher fuel costs.

The breakdown of our operating expenses for the second quarter of 2003 and 2004 is as follows:

Operating Expenses	R$ cents / ASK			R$ million
	2Q04	2Q03	% Chg.	2Q04	2Q03	% Chg.
Salaries, wages and benefits	1.46	1.26	15.2%	30.1	23.3	28.9%
Aircraft fuel	4.70	4.05	16.2%	97.1	74,6	30.1%
Aircraft rent	2.39	2.48	(3.5)%	49.3	45,7	8.1%
Aircraft insurance	0.29	0.35	(18.9)%	5.9	6.5	(9.2)%
Sales and marketing	2.60	2.41	8.0%	53.8	44.5	20.8%
Landing fees	0.64	0.63	1.8%	13.2	11.6	14.0%
Aircraft and traffic servicing	0.93	0.80	16.2%	19.2	14.8	30.1%
Maintenance	0.17	0.19	(10.3%)	3.5	3.4	0.4%
Depreciation	0.23	0.12	86.4%	4.8	2.3	108.6%
Other operating expenses	0.77	1.05	(26.6%)	15.9	19.3	(17.8)%

Total operating expenses	14.18	13.34	6.3%	292.8	246.1	19,0%

Salaries, wages and benefits expense increased 28.9%, or R$6.7 million, due to a 15.6% increase in full-time equivalent employees from 2,323 to 2,685. Cost per available seat kilometer increased 15.2% due to salary and wage increases, offset by increased productivity and higher capacity.

Aircraft fuel expense increased 30.1%, or R$22.4 million, due primarily to 9.1 million more liters of fuel being consumed and a 13.9% increase in the average fuel cost per liter. GOL’s new fleet is highly fuel efficient, and GOL uses short-term hedging contracts to protect against volatility in oil prices. Cost per available seat kilometer rose 16.2% due to the increase in the average fuel cost per liter.

Aircraft rent increased 8.1%, or R$3.7 million, due to an increase in the average size of our fleet to 22 from 21 (through the addition of one additional Boeing 737-800 NG aircraft), and a 1.8% depreciation of the real against the U.S. dollar. GOL is able to achieve high fleet utilization by using a single class of aircraft, reducing complexity and lowering turnaround times at airports, which increases the number of daily flights per aircraft. Aircraft rent costs per available seat kilometer decreased 3.5% as compared to the second quarter of 2003 due primarily to higher aircraft utilization.

Aircraft insurance expenses decreased 9.2%, or R$0.6 million, due to a decrease in average insurance premium rates, partially offset by a 1.8% appreciation of the real against the U.S. dollar. Insurance expense per available seat kilometer decreased 18.9% due to reduced premium rates and higher aircraft utilization.

Sales and marketing expenses increased 20.8%, or R$9.3 million, primarily due to increased advertising expenses and higher credit card fees resulting from increased passenger revenues. The majority of our ticket sales were booked through a combination of our website (76.1% during 2Q04) and our call center (7.3% during 2Q04). Travel agents accounted for 70.1% of our internet bookings during the second quarter of 2004. Sales and marketing expenses per available seat kilometer increased 7.9%.

Landing fees increased 14.0%, or R$1.6 million, due to a 13.9% increase in departures and a 1.8% increase in average landing tariffs. Cost per available seat kilometer increased 1.8%.

Aircraft traffic and servicing expenses increased 30.1%, or R$4.4 million, principally due to the increase in the number of cities served from 28 to 29 and the 13.9% increase in departures. Cost per ASK increased 16.2%.

Maintenance, materials and repairs remained stable, as regularly scheduled line maintenence ocurred. Costs per available seat kilometer decreased 10.3%.

Depreciation increased 108.6%, or R$2.5 million, primarily due to a 127.5% increase in our inventory of aircraft spare parts and, to a lesser extent, a 35.0% increase in computer equipment resulting from the expansion of our operations. Cost per ASK increased 86.4% due to increased depreciable assets.

Other operating expenses decreased 17.8%, or R$3.4 million, due to a decrease in general and administrative expenses related to our operations. Cost per available seat kilometer decreased 26.6% due to higher operating capacity.

COMMENTS ON EBITDA AND EBITDAR1

The increase in total revenue per available seat kilometer from 17.3 cents of real to 18.7 cents of real, while keeping costs under control, lead to an increase in EBITDA per available seat kilometer to 4.72 cents of real compared to 4.07 of real in 2Q03.

EBITDAR Calculation (R$ million)	2Q04	2Q03	% Change
Operating Income	92.8	72.8	+27.5%
Depreciation	4.8	2.3	+108.6%

EBITDA	97.6	75.1	+30.0%
Aircraft Rent	49.3	45.7	+8.1%

EBITDAR	146.9	120.8	+21.7%

Our EBITDA was also positively impacted by the 11.9% increase in operating capacity, leading to an EBITDA of R$97.6 million, compared to R$75.1 million in 2Q03. Our EBITDA margin rose from 23.5% in 2Q03 to 25.3% in 2Q04.

Aircraft rent represents a significant operating expense. As GOL leases all of its aircraft, we believe that EBITDAR (equivalent to EBITDA before aircraft rent expenses) is an important measure of performance.

On a per available seat kilometer basis, EBITDAR grew to 7.11 cents of real in 2Q04 from 6.54 cents of real in 2Q03. EBITDAR reached R$146.9 million in 2Q04, compared to R$120.8 million in the same period last year. EBITDAR margin reached 38.1%, compared to 37.9% in 2Q03.

1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are presented as supplemental information because we believe they are useful indicators of our operating performance and are useful in comparing our performance with other companies in the airline industry. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should also be considered. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

INTEREST AND FINANCIAL EXPENSES

Interest expense decreased R$5.4 million and financial income (expense) increased R$60.9 million, primarily due to higher cash balances, net gains on foreign exchange and jet fuel hedging activities in 2Q04, compared to net foreign exchange losses of R$26.9 million recorded in 2Q03 on U.S. dollar forward contracts.

NET INCOME AND EARNINGS PER SHARE

Net income in the second quarter increased to R$73.2 million, representing a 19.0% net margin, from R$22.5 million of net income in the second quarter of 2003. Operating income was R$92.8, million, an increase of R$20.0 million, and operating margin was 24.1%, an increase of 1.2 percentage points from 2Q03.

Income and social contribution taxes increased to R$39.8 million in the second quarter of 2004 from R$4.3 million in the second quarter of 2003, reflecting our income before taxes of R$113.0 million, an increase of R$86.2 million over the second quarter of 2003. Our effective tax rate was 35.2% for the three months ended June 30, 2004.

Net earnings per share (basic and diluted) increased to R$0.42 in the second quarter of 2004 compared to R$0.13 in the second quarter of 2003. Fully-diluted weighted average shares outstanding were 175,869,511 in the second quarter of 2004 and 168,792,985 in the second quarter of 2003.

COMMENTS ON THE BALANCE SHEET

We believe GOL has one of the best-capitalized balance sheets in the global airline industry. Our cash position at June 30, 2004 was R$696.2 million, an increase of R$505.5 million compared to March 31, 2004 primarily due to the new equity capital raised on June 24, 2004 through our initial public offering and listing on the NYSE and the Bovespa. The Company’s total liquidity increased to R$968.3 million of cash and receivables at the end of 2Q04.

At June 30, 2004, the Company had six revolving lines of credit, secured by receivable and promissory notes, which allow for borrowings of up to R$183.0 million. As of June 30, 2004 R$ 127.6 million were outstanding under these facilities. Our short-term debt is denominated in Brazilian reais.

Cash Position and Debt (R$ million)	Jun.30,	Mar.31,	% Change
Cash & cash equivalents	696.2	191.6	263.3%
Short-term debt	127.6	58.5	118.0%
Long-term debt	-	-	n.m.

Net cash	568.6	133.1	317.2%

GOL’s leverage is low, with a total debt to total capitalization ratio of 11.6%. All of our aircraft are leased under long-term operating lease agreements that have an average remaining term of 57 months. Leasing our aircraft provides us with greater flexibility to change our fleet composition. None of our operating lease obligations are reflected on our balance sheet.

As of June 30, 2004, our operating leases had terms of up to 96 months from the date of delivery of the relevant aircraft. Three of our aircraft leases expire in 2007, nine in 2008, eight in 2009 and two in 2010. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not made any residual value or other guarantees to our lessors.

We make monthly lease rental payments, 20% of which have floating rate payment obligations that are based on fluctuations in international interest rates. We are not required to make termination payments at the end of the lease, do not have purchase options, and title to the aircraft remains with the lessor. Our aircraft rent expenses are denominated in U.S. dollars. We have a hedging program to help us manage foreign exchange and interest rate exposure.

Besides aircraft, the Company leases airport terminal space, other airport facilities, office space and other equipment.

Minimum Lease Payments Schedule (R$ million)	Aircraft	Other	Total
2004	98.2	5.6	103.8
2005	197.9	11.4	209.3
2006	192.3	10.7	203.1
2007	181.3	10.0	191.3
2008	107.6	9.4	117.0
After 2008	66.7	8.4	75.1

Total minimum lease payments	844.1	55.6	899.6

As of June 30, 2004, the Company had provided R$17.0 million in letters of credit to guarantee certain US dollar lease payments. At June 30, 2004, approximately R$11.1 million of the Company's accounts receivable was pledged as collateral for outstanding letters of credit.

In the second quarter of 2004, GOL signed an agreement with the Boeing Company for the firm purchase of 15 737-800 Next Generation aircraft and options to purchase an additional 28 737-800 Next Generation aircraft, two of which were exercised in July 2004 and are scheduled for delivery in 2006. The delivery schedule is between 2007 and 2009, in the case of the firm order aircraft, and the purchase options are exercisable for deliveries between 2005 and 2010.

OUTLOOK

We expect growth in GOL’s capacity, load factor, destinations and flight frequencies, combined with strong demand in the Brazilian domestic air travel sector, to continue to drive Company revenue and earnings growth in 2004. GOL expects to continue to gain market share and maintain its highly-effective low-cost structure.

In the second half of 2004, we expect that revenues will be driven by the anticipated addition of four new domestic destinations, the anticipated addition of 2.2 average aircraft in operation, and higher financial income deriving from higher cash balances.

The Company’s 2004 revenue outlook is at +/- R$1.9 billion. Earnings-per-share guidance for 2004 is between R$1.90 and R$2.20 per share.

Financial Outlook (US GAAP)	2004
Net Revenues (R$ billion)	+/- R$ 1.9
Earnings per Share	R$1.90 - 2.20
EBITDAR Margins	39% - 42%
Operating Margins	26% - 29%

2Q04 EARNINGS CONFERENCE CALL

Date: Wednesday, August 11th, 2004

English (US GAAP)	Portuguese (BR GAAP)
11 am (US Eastern Time)	9 am (US Eastern Time)
12 pm (São Paulo Time)	10 am (São Paulo Time)
Tel: (+1 973) 582-2757	Tel: (55 11) 2101-1490
Replay: (+1 973) 341-3080	Replay: (55 11) 2101-1490
Call ID: 4990621 or GOL	Call ID: GOL

GLOSSARY OF INDUSTRY TERMS

Revenue passengers represents the total number of paying passengers flown on all flight segments.

Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing revenue passenger kilometers by available seat kilometers).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single-class of service and has one of the youngest and most modern fleets in the industry, leading to low maintenance, fuel and training costs, and therefore high aircraft utilization and efficiency ratios. Add to this safe and reliable service, stimulating GOL’s brand recognition and customer satisfaction, and GOL has the best cost-benefit service in the market. GOL currently offers service to 29 major business and travel destinations in Brazil, with substantial expansion opportunities. In 2004, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations.

For additional information please contact:

Richard F. Lark, Jr., Vice President - Finance, CFO and IRO
GOL Linhas Aéreas Inteligentes S.A.
Tel.: (5511) 5033 4393

Email: ri@golnaweb.com.br
Please sign up for email alerts at www.voegol.com.br/ri

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Operating Data
Unaudited
	2Q03	2Q04	% Change

Revenue passengers (000)	1,776	2,141	20.5%
Revenue passenger kilometers (mm)	1,155	1,423	23.3%
Available seat kilometers (mm)	1,845	2,065	11.9%
Load factor	62.6%	68.9%	6.3 p.p.
Breakeven load factor	49.8%	54.0%	4.2 p.p.
Aircraft utilization (block hours per day)	12.6	13.3	5.8%
Average fare	R$ 184.0	R$ 181.3	-1.5%
Yield per passenger kilometer (cents) (1)	26.8	26.3	-2.0%
Passenger revenue per available seat kilometer (cents)	16.8	18.1	7.9%
Operating revenue per available seat kilometer (cents)	17.3	18.7	8.0%
Operating cost per available seat kilometer (cents)	13.3	14.2	6.3%
Number of Departures	18,298	20,838	13.9%
Average stage length (km)	683	657	-3.8%
Avg number of operating aircraft during period	21.0	22.0	4.8%
Full-time equivalent employees at period end	2,323	2,685	15.6%
% of Sales through website during period	54.8%	75.4%	37.5%
Fuel liters consumed (000)	64,173	73,322	14.3%
Average Exchange Rate (2)	R$ 2.99	R$ 3.05	1.8%
End of period Exchange Rate (2)	R$ 2.87	R$ 3.11	8.2%
Inflation (IGP-M) (3)	-0.3%	4.0%	4.3 p.p.
Inflation (IPCA) (3)	1.4%	1.6%	0.2 p.p.
WTI (avg. per barrel) (4)	$28.91	$38.32	32.6%

(1)	In US GAAP yield is calculated using after-tax passenger revenues
(2)	Source: Brazilian Central Bank
(3)	Source: Fundação Getúlio Vargas
(4)	Source: Bloomberg

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	2Q03	2Q04	% Change

Net operating revenues
Passenger	R$ 309,557	R$ 373,785	20.7%
Cargo and Other	9,321	11,741	26.0%

Total net operating revenues	318,877	385,526	20.9%

Operating expenses
Salaries, wages and benefits	23,307	30,053	28.9%
Aircraft fuel	74,647	97,091	30.1%
Aircraft rent	45,664	49,343	8.1%
Aircraft insurance	6,512	5,911	-9.2%
Sales and marketing	44,500	53,766	20.8%
Landing fees	11,598	13,218	14.0%
Aircraft and traffic servicing	14,797	19,247	30.1%
Maintenance materials and repairs	3,440	3,453	0.4%
Depreciation	2,294	4,786	108.6%
Other operating expenses	19,326	15,883	-17.8%

Total operating expenses	246,085	292,751	19.0%

Operating income	72,793	92,775	27.5%
Other expense
Interest expense	(8,260)	(2,891)	-65.0%
Financial income (expense), net	(37,749)	23,156	-161.3%

Income (loss) before income taxes	26,783	113,040	322.1%
Income taxes current	(4,597)	(26,660)	479.9%
Income taxes deferred	321	(13,151)	nm

Net income (loss)	R$ 22,507	R$ 73,229	225.4%

Earnings (loss) per share, basic	R$ 0.13	R$ 0.42	213.7%
Earnings (loss) per share, diluted	R$ 0.13	R$ 0.42	212.3%

Earnings (loss) per ADS, basic - US Dollar	$0.09	$0.27	208.2%
Earnings (loss) per ADS, diluted - US Dollar	$0.09	$0.27	206.7%

Basic weighted average shares outstanding	168,792,985	175,043,243
Diluted weighted average shares outstanding	168,792,985	175,869,511

Consolidated Balance Sheet
US GAAP
R$ 000
	Mar 31,2004	June 30, 2004

ASSETS	752,483	1,373,616
Current Assets	474,998	1,019,488
Cash and cash equivalents	191,642	696,169
Receivables less allowance	216,887	272,135
Inventories	12,749	14,824
Recoverable taxes and deferred tax	23,885	11,416
Prepaid expenses	26,545	21,691
Other current assets	3,290	3,253

Property and Equipment, net	69,542	99,618
Flight equipment	81,410	85,789
Pre-delivery deposits for flight equipment	0	27,096
Other property and equipment	15,257	18,808
Accumulated depreciation	(27,125)	(32,075)

Other Assets	207,943	254,510
Deposits for aircraft leasing contracts	18,588	22,288
Deposits for aircraft and engine maintenance	188,095	229,007
Other	1,260	3,215

LIABILITIES AND SHAREHOLDERS' EQUITY	752,483	1,373,616

Current liabilities	268,393	338,742
Accounts payable	50,224	30,313
Air traffic liability	70,018	103,992
Payroll and related charges	37,738	24,319
Operating leases payable	9,821	16,492
Short-term borrowings	58,512	127,547
Sales tax and landing fees	25,195	13,615
Other current liabilities	16,885	22,464

Other liabilities	49,507	64,135
Long-term vendor payable	5,759	8,893
Deferred income taxes, net	31,849	44,528
Other liabilities	11,899	10,714

Shareholders' Equity	434,583	970,739
Preferred Shares, Class A and B (no par value)	94,200	556,244
Common Shares (no par value)	41,500	41,500
Additional Paid in Capital	29,188	49,305
Deferred compensation expenses	0	(19,234)
Appropriated retained earnings	5,579	5,579
Unappropriated retained earnings	264,116	337,345

Consolidated Statements of Cash Flows
US GAAP - Unaudited
R$ 000
	2Q03	2Q04	% Change

Cash flows from operating activities
Net income (loss)	R$ 22,507	R$ 73,229	225.4%
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Amortization of deferred compensation	0	883	nm
Depreciation	2,294	4,786	108.6%
Provision for doubtful accounts receivable	466	(202)	-143.3%
Deferred income taxes	(321)	13,151	nm
Changes in operating assets and liabilities
Receivables	(81,642)	(55,046)	-32.6%
Inventories	(36,507)	(2,075)	-94.3%
Prepaid expenses, other assets and recoverable taxes	21,625	17,643	-18.4%
Accounts payable and long-term vendor payable	(523)	(16,777)	3107.8%
Deposits for aircraft and engine maintenance	(11,903)	(40,912)	243.7%
Operating leases payable	(7,435)	6,671	nm
Air traffic liability	19,773	33,974	71.8%
Payroll and related charges	3,528	(13,419)	nm
Other liabilities	(11,440)	(9,895)	-13.5%

Net cash provided by (used in) operating activities	(79,578)	12,010	nm
Cash flows from investing activities
Deposits for aircraft leasing contracts	6,009	(3,700)	nm
Acquisition of property and equipment	20,182	(7,766)	nm
Predelivery deposits for flight equipment	0	(27,096)	nm

Net cash used in investing activities	26,191	(38,562)	nm
Cash flows from financing activities
Short term borrowings, net	46,240	69,035	49.3%
Issuance of common shares	0	462,044	nm
Obligations with related parties	(5,957)	0	nm

Net cash provided by financing activities	40,283	531,079	1218.4%
Net increase in cash and cash equivalents	(13,104)	504,527	nm
Cash and cash equivalents at beginning of the period	22,419	191,642	754.8%

Cash and cash equivalents at end of the period	R$ 9,315	R$ 696,169	7373.6%

Supplemental disclosure of cash flow information
Interest paid	R$ 7,328	R$ 2,567	-65.0%
Income taxes paid	R$ 0	R$ 48,458	nm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President—Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.